UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-43048

NERVGEN PHARMA CORP.

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

112-970 Burrard Street, Unit 1290
Vancouver, British Columbia, Canada V6Z 2R4
Telephone: (778) 731-1711
(Address and telephone number of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

EXPLANATORY NOTE

Chief Financial Officer Appointment

On April 27, 2026, NervGen Pharma Corp. (the “Company”) announced the appointment of Dr. Keith Vendola as Chief Financial Officer, effective immediately (the “Effective Date”). A copy of the press release announcing Dr. Vendola’s appointment and related material change report are filed hereto as Exhibits 99.1 and 99.2, respectively.

Dr. Vendola, age 54, previously served as the Chief Financial Officer of Wugen, Inc., a privately-held biotechnology company, from October 2023 to December 2025. Prior to that, he served as the Chief Financial Officer of IO Biotech, Inc., a publicly-traded company developing anti-cancer therapies, from July 2021 to May 2022. In addition, Dr. Vendola was the Chief Financial Officer and Chief Strategy Officer of Rezolute, Inc., a publicly-traded company focused on developing therapies for rare diseases, from May 2018 to March 2021. Prior to that, he served as Chief of Staff to the Chief Executive Officer of Coherus BioSciences, where his responsibilities spanned corporate development, strategy, operations, and investor relations. Dr. Vendola began his corporate finance career as an investment banker within the healthcare groups of BofA Securities and JPMorgan Chase. Dr. Vendola earned his MBA in finance from Kellogg School of Management, executive certificate in strategic negotiations from Harvard Business School, MD from Dartmouth Medical School, and BA in psychology from College of the Holy Cross.

Pursuant to an employment agreement (the “Employment Agreement”), dated as of the Effective Date, between Dr. Vendola and NervGen US Inc., a wholly owned subsidiary of the Company (“NervGen U.S.”), Dr. Vendola will be paid an annualized base salary of $515,000 and will be eligible to receive an annual cash incentive bonus of up to 40% of his annualized base salary each fiscal year, as determined by the Board of Directors (the “Board”) in its sole discretion.

Effective as of the Effective Date, the Board granted to Dr. Vendola stock options (the “Options”) to purchase up to 812,002 common shares of the Company, with an exercise price per share of $3.92, the closing price of the Company’s common shares as reported by the Nasdaq Stock Market on April 24, 2026. The Options are exercisable for a period of ten years from the Effective Date and are scheduled to vest over a three-year period, in three equal annual installments on each anniversary of the Effective Date, subject to Dr. Vendola’s continued service through each applicable vesting date. The Options were granted pursuant to the NervGen Pharma Corp. 2026 Equity Incentive Plan (the “Plan”).

In addition, Dr. Vendola has entered into an indemnification agreement with the Company, the form of which is filed as 10.1 to this Report on Form 6-K, pursuant to which the Company may be required, among other things, to indemnify Dr. Vendola for certain expenses actually and reasonably incurred by him in any action or proceeding arising out of his service as an officer of the Company.

The foregoing description of the Employment Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Employment Agreement. A copy of the Employment Agreement is filed as Exhibit 10.2 to this Report on Form 6-K.

Annual Meeting of Shareholders

Filed hereto as Exhibit 99.3 and 99.4, and incorporated by reference herein, are the Report of Voting Results regarding the results of the Company’s Annual Meeting of Shareholders (the “Meeting”), which was held on Thursday, April 23, 2026, and the related management information circular, respectively.

At the Meeting, the shareholders of the Company approved an amendment to the Articles of the Company, and adopted the Plan, which are filed as Exhibit 3.1 and Exhibit 10.3, respectively, and incorporated by reference herein, in addition to the other routine matters discussed in Exhibit 99.4.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibits 3.1, 10.1, 10.2, 10.3, 99.2 and 99.3, is incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-292197), to be a part thereof from the date on which this Report on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

3.1	Alteration to Articles of the Company
10.1	Form of Indemnification Agreement between the registrant and each of its executive officers and directors
10.2	Employment Agreement by and between NervGen U.S. and Keith Vendola, dated April 27, 2026.
10.3	NervGen Pharma Corp. 2026 Equity Incentive Plan.
99.1	Press Release, dated April 27, 2026.
99.2	Material Change Report, dated April 27, 2026.
99.3	Report of Voting Results.
99.4	Management Information Circular for the Annual Meeting of Shareholders held on Thursday, April 23, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NERVGEN PHARMA CORP.

Date: April 27, 2026	By:	/s/ Adam Rogers
Name: Adam Rogers
Title: Chief Executive Officer